DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com

Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

June 19, 2008

Michael E. McTiernan, Special Counsel

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561CF/AD8

Washington, DC 20549

Re:                             Cornerstone Growth & Income REIT, Inc.
Pre-effective Amendment No.1 to Post-effective Amendment No. 1 to Form S-11
Commission File No. 333-139704

Dear Mr. McTiernan:

On behalf of the above-referenced registrant, we are submitting this letter in connection with the filing via Edgar of pre-effective amendment no. 1 to post-effective amendment no.1 to the registrant’s registration statement on Form S-11 (“Pre-Effective Amendment No. 1”).

Pre-effective Amendment No. 1 includes revisions in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission to Terry G. Roussel of the registrant dated June 18, 2008.  This letter provides responses to the comment letter, with responses keyed to the staff’s numbered comments, which are also reproduced below in bold.

For your convenience, the registrant is providing the staff with two copies of Pre-effective Amendment No. 1, one of which has been marked to indicate the location of changes from post-effective amendment no. 1 to the registration statement filed on June 13, 2008.  The page numbers included in our responses refer to the clean unmarked version of Pre-effective Amendment No. 1.

Comments regarding Post-effective Amendment No. 1

1.               We note that you have not broken escrow on your offering, have changed the company’s investment strategy and have changed certain executive officers.  Please advise us whether there are any funds currently in escrow and, if so, whether such investors have been advised of these changes and have the ability to rescind their pending subscription agreements.

Response:  The registrant currently has subscription proceeds in escrow from five subscribers totaling approximately $66,814, plus accrued interest.  The registrant intends to send correspondence to each of these subscribers, accompanied by a copy of the registrant’s revised prospectus, which will briefly summarize the changes to the registrant’s investment strategy and personnel.  The correspondence will explicitly inform the subscribers that, due to the changes in the investment, they have the ability to rescind or reconfirm their original subscriptions.  This correspondence will be mailed as soon as practicable after the Commission declares the registrant’s amended registration statement effective.

2.               Please disclose the agreements with Servant in the summary.

Response:  We have made the requested change.  Please see page 6 of Pre-effective Amendment No.1.

3.               Please revise Table V to include the last column of Table V in Industry Guide 5.

Response:  We have revised Table V to include information for the requested column to the extent feasible.  See page P-5 of Pre-effective Amendment No. 1.  However, information for this column cannot be obtained without undue burden and expense with respect to six properties listed in the table.  Each of these properties was composed of two or more buildings at the time it was acquired by the sponsor.  The sponsor subdivided each of these properties and sold the buildings, from time to time, as individual units. Only information related to units sold within the time period covered by the table is included in Table V.  However, the sponsor did not track the revenues and expenses relating to these properties on a unit basis, and therefore it is not possible to determine accurately the actual excess of operational cash receipts over cash expenditures for the units that are discussed in the table.  With a significant investment of time and internal resources, the issuer could generate estimates for these amounts based upon a hypothetical allocation of the overall receipts and expenses for the properties to the units discussed in the table, but the accuracy and usefulness of such amounts would be questionable.

4.               Please remove Table VI from Part I of the registration statement.

Response: We have removed Table VI from Part I as requested.  Table VI now appears only at pages II-7 and II-8 of Part II of Pre-effective Amendment No. 1.

Thank you for your attention to this matter.  Please contact me with any comments that you may have with respect to Pre-effective Amendment No. 1.

Very truly yours,

/s/ Robert H. Bergdolt
Robert H. Bergdolt
Partner